SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 26)

Conn’s Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

208242107

(CUSIP Number)

Todd Ferguson

Stephens Investments Holdings LLC

111 Center Street

Little Rock, AR 72201

(501) 377-2573

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 208242107

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 560,756
	8	Shared Voting Power 0
	9	Sole Dispositive Power 560,756
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 560,756
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.3
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 82,430
	8	Shared Voting Power 49,252
	9	Sole Dispositive Power 82,430
	10	Shared Dispositive Power 49,252

11	Aggregate Amount Beneficially Owned by Each Reporting Person 131,682
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5
14	Type of Reporting Person (See Instructions) BD,CO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 262,852
	8	Shared Voting Power 0
	9	Sole Dispositive Power 262,852
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 262,852
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.1
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 195,194
	8	Shared Voting Power 0
	9	Sole Dispositive Power 195,194
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 195,194
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.8
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 177,347
	8	Shared Voting Power 7,139
	9	Sole Dispositive Power 177,347
	10	Shared Dispositive Power 7,139

11	Aggregate Amount Beneficially Owned by Each Reporting Person 184,486
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.7
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,374,791
	8	Shared Voting Power 1,023,890
	9	Sole Dispositive Power 1,374,791
	10	Shared Dispositive Power 1,023,890

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,398,681
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.6
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 974,638
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 974,638

11	Aggregate Amount Beneficially Owned by Each Reporting Person 974,638
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.9
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet and Warren Stephens Family Foundation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 11,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Miles A. Stephens WAS Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 128,450
	8	Shared Voting Power 0
	9	Sole Dispositive Power 128,450
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,450
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John C. Stephens WAS Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant toItems 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 128,450
	8	Shared Voting Power 0
	9	Sole Dispositive Power 128,450
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,450
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura W. Stephens WAS Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant toItems 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 128,450
	8	Shared Voting Power 0
	9	Sole Dispositive Power 128,450
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,450
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Paula W. & John P. Calhoun Family Trust - JCS
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant toItems 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 113,734
	8	Shared Voting Power 0
	9	Sole Dispositive Power 113,734
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,734
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Paula W. & John P. Calhoun Family Trust - LWS
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant toItems 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 113,734
	8	Shared Voting Power 0
	9	Sole Dispositive Power 113,734
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,734
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant toItems 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 997,960
	8	Shared Voting Power 227,468
	9	Sole Dispositive Power 997,960
	10	Shared Dispositive Power 227,468

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,225,428
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.9
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant toItems 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 861,607
	8	Shared Voting Power 227,468
	9	Sole Dispositive Power 861,607
	10	Shared Dispositive Power 227,468

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,089,075
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.4
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant toItems 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 460,787
	8	Shared Voting Power 227,468
	9	Sole Dispositive Power 460,787
	10	Shared Dispositive Power 227,468

11	Aggregate Amount Beneficially Owned by Each Reporting Person 688,255
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.8
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Family Trust One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant toItems 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 143,333
	8	Shared Voting Power 0
	9	Sole Dispositive Power 143,333
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 143,333
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.6
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Family Trust One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant toItems 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 143,334
	8	Shared Voting Power 0
	9	Sole Dispositive Power 143,334
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 143,334
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.6
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant toItems 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 446,605
	8	Shared Voting Power 0
	9	Sole Dispositive Power 446,605
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 446,605
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.8
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

Introductory Statement

This Amendment No. 26 to Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Conn’s Inc., a Delaware corporation (the “Issuer”). This Amendment No. 26 amends and supplements (i) the statement originally filed on December 18, 2003 with the Securities and Exchange Commission (the “Commission”) by the reporting persons, (ii) Amendment No. 1 to the statement filed on June 2, 2004 with the Commission by the reporting persons, (iii) Amendment No. 2 to the statement filed on September 17, 2007 with the Commission by the reporting persons, (iv) Amendment No. 3 to the statement filed on February 1, 2008 with the Commission by the reporting persons, (v) Amendment No. 4 to the statement filed on October 8, 2008 with the Commission by the reporting persons, (vi) Amendment No. 5 to the statement filed on November 18, 2009 with the Commission by the reporting persons, (vii) Amendment No. 6 to the statement filed on October 22, 2010 with the Commission by the reporting persons, (viii) Amendment No. 7 to the statement filed on November 9, 2010 with the Commission by the reporting persons, (ix) Amendment No. 8 to the statement filed on December 15, 2010 with the Commission by the reporting persons, (x) Amendment No. 9 to the statement filed on January 13, 2012 with the Commission by the reporting persons, (xi) Amendment No. 10 to the statement filed on April 23, 2012 with the Commission by the reporting persons, (xii) Amendment No. 11 to the statement filed on December 12, 2012 with the Commission by the reporting persons, (xiii) Amendment No. 12 to the statement filed on January 10, 2013 with the Commission by the reporting persons, (xiv) Amendment No. 13 to the statement filed on December 10, 2013 with the Commission by the reporting persons, (xv) Amendment No. 14 to the statement filed on February 29, 2016 with the Commission by the reporting persons, (xvi) Amendment No. 15 to the statement filed on March 21, 2016 with the Commission by the reporting persons, (xvii) Amendment No. 16 to the statement filed on April 8, 2016 with the Commission by the reporting persons, (xviii) Amendment No. 17 to the statement filed on July 20, 2016 with the Commission by the reporting persons, (xix) Amendment No. 18 to the statement filed on September 26, 2016, (xx) Amendment No. 19 to the statement filed on January 7, 2019, (xxi) Amendment No. 20 to the statement filed on May 13, 2019, (xxii) Amendment No. 21 to the statement filed on February 10, 2020, (xxiii) Amendment No. 22 to the statement filed on January 8, 2021, (xxiv) Amendment No. 23 to the statement filed on February 8, 2021, (xxv) Amendment No. 24 to the statement filed on December 6, 2021, and (xxvi) Amendment No. 25 to the statement filed on February 2, 2024 (collectively, the “Prior Filings” and collectively with this Amendment No. 26, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as set forth below, there are no changes to the Prior Filings.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION

Since the filing of Amendment No. 25 to the Schedule 13D, the reporting persons had the following transactions in the Issuer’s securities: On May 24, 2024, Stephens Investments Holdings LLC became eligible to demand the issuance of a warrant to acquire 5,242 shares of Common Stock with an exercise price of $2.794 per share in connection with the Company’s draw pursuant to the Delayed Draw Term Loan and Security Agreement dated July 31, 2023, as amended. The class of shares and number of shares issuable upon exercise are subject to change pursuant to the terms of the DDTL. On May 29, 2024, Douglas H. Martin acquired shared beneficial ownership of 5,539 shares of Common Stock as a result of the transfer of such shares into an account for his adult child. Mr. Martin holds a limited power of attorney with respect to such account.

ITEM 4.	PURPOSE OF THE TRANSACTION

The transactions described in Item 3 of this Amendment No. 26 were for investment purposes. Except to the extent previously described in Amendment No. 25 to the Statement, the reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subsections (a) through (j) of Item 4.

CUSIP No. 208242107

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of the Statement are amended and restated to read in their entirety as follows:

(a, b) The following table discloses the beneficial ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person.

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares(1)	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared
Stephens Investments Holdings LLC	560,756	2.3	560,756	0	560,756	0
Stephens Inc.(2)	131,682	0.5	82,430	49,252	82,430	49,252
Harriet C. Stephens Trust	262,852	1.1	262,852	0	262,852	0
Curtis F. Bradbury, Jr.(3)	195,194	0.8	195,194	0	195,194	0
Douglas H. Martin(4)	184,486	0.7	177,347	7,139	177,347	7,139
Warren A. Stephens(5)	2,398,681	9.6	1,374,791	1,023,890	1,374,791	1,023,890
Harriet C. Stephens(6)	974,638	3.9	0	974,638	0	974,638
Harriet and Warren Stephens Family Foundation	11,000	0.0	11,000	0	11,000	0
Miles A. Stephens WAS Grantor Trust	128,450	0.5	128,450	0	128,450	0
John C. Stephens WAS Grantor Trust	128,450	0.5	128,450	0	128,450	0
Laura W. Stephens WAS Grantor Trust	128,450	0.5	128,450	0	128,450	0
Paula W. & John P. Calhoun Family Trust - JCS	113,734	0.5	113,734	0	113,734	0
Paula W. & John P. Calhoun Family Trust - LWS	113,734	0.5	113,734	0	113,734	0
Warren Miles Amerine Stephens(7)	1,225,428	4.9	382,186	843,242	382,186	843,242
John Calhoun Stephens(8)	1,089,075	4.4	861,607	227,468	861,607	227,468
Laura Whitaker Stephens(9)	688,255	2.8	460,787	227,468	460,787	227,468
Warren Miles Amerine Stephens Family Trust One	0	0.0	0	0	0	0
John Calhoun Stephens Family Trust One	143,333	0.5	143,333	0	143,333	0
Laura Whitaker Stephens Family Trust One	143,334	0.5	143,334	0	143,334	0
Warren A. Stephens Trust	446,605	1.8	446,605	0	446,605	0

CUSIP No. 208242107

(1) Based on 24,885,975 shares of the Common Stock reported by the Issuer as outstanding as of January 31, 2024, as set forth in the Form 10-K filed by the Issuer on April 18, 2024.

(2) Includes 82,430 shares owned directly, as to which Stephens Inc. has sole voting power and sole dispositive power, and 49,252 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which the firm may be deemed to have shared voting power and shared dispositive power.

(3) Shares owned indirectly through Bradbury Holdings LLLP, a limited liability limited partnership owned by reporting person.

(4) Includes 75,000 shares owned by Martin Family December 2023 Trust, and 55,270 shares owned by Douglas H. Martin Trust UID 4-18-2014, as to which Mr. Martin, as sole Trustee of the trusts, has sole voting power and sole dispositive power. Also includes 7,139 shares owned by Mr. Martin’s children as to which Mr. Martin has shared voting and dispositive power pursuant to powers of attorney. Also includes 47,077 shares owned through a Roth IRA account as to which Mr. Martin has sole voting and dispositive power.

(5) Includes 560,756 shares owned by Stephens Investments Holdings LLC as to which Mr. Stephens, as Manager of the LLC, may be deemed to have sole voting power and sole dispositive power. Also includes 82,430 shares owned by Stephens Inc. as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have sole voting power and sole dispositive power, and 49,252 shares held in discretionary trading accounts on behalf of clients of Stephens Inc. as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have shared voting power and shared dispositive power. Also includes 285,000 shares owned by Warren A. Stephens Roth IRA. Also includes 262,852 shares owned by Harriet C. Stephens Trust, 143,334 shares owned by Laura Whitaker Stephens Family Trust One, 257,452 shares owned by Laura Whitaker Stephens WAS Family Trust Five, and 300,000 shares owned by WAS Family Trust Eight, as to which Harriet C. Stephens is Trustee of the trusts and as to which Mr. Stephens may be deemed to have shared voting and dispositive power with Ms. Stephens. Also includes 11,000 shares owned by Harriet and Warren Stephens Family Foundation as to which Mr. Stephens, as co-trustee, may be deemed to have shared voting power and shared dispositive power with Ms. Stephens. Also includes 446,605 shares owned by Warren A. Stephens Trust UID 9/30/87 for which Mr. Stephens is sole trustee.

(6) Includes 262,852 shares owned by Harriet C. Stephens Trust, 143,334 shares owned by Laura Whitaker Stephens Family Trust One, 257,452 shares owned by Laura Whitaker Stephens Family Trust Five, and 300,000 shares owned by WAS Family Trust Eight, for which Harriet C. Stephens is Trustee and as to which Ms. Stephens may be deemed to have shared voting and dispositive power with Warren Stephens. Also includes 11,000 shares owned by Harriet and Warren Stephens Family Foundation for which Ms. Stephens, as co-trustee, may be deemed to have shared voting power and shared dispositive power with Mr. Stephens.

(7) Includes 231,117 shares owned by Miles Stephens WHCT Trust, 128,450 shares owned by Miles A. Stephens WAS Grantor Trust, 22,619 shares owned by Warren Miles Amerine Stephens 2012 Trust, and 615,774 shares owned by WAS GRAT Three, for which Warren Miles Amerine Stephens serves as sole trustee and as to which he has sole voting and dispositive power. Also includes 113,734 shares owned by each of Paula W. & John P. Calhoun Family Trust – JCS, and Paula W. & John P. Calhoun Family Trust – LWS, for which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens serve as co-trustees and as to which Warren Miles Amerine Stephens has shared voting and dispositive power.

CUSIP No. 208242107

(8) Includes 101,257 shares owned by John Calhoun Stephens Revocable Trust, 231,117 shares owned by John Calhoun Stephens WHCT Trust, 128,450 shares owned by John C. Stephens WAS Grantor Trust, 143,333 shares owned by John Calhoun Stephens WAS Family Trust One, and 257,450 shares owned by John Calhoun Stephens WAS Family Trust Five, for which John Calhoun Stephens serves as sole trustee and has sole voting and dispositive power. Also includes 113,734 shares owned by each of Paula W. & John P. Calhoun Family Trust – JCS and Paula W. & John P. Calhoun Family Trust – LWS for which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens serve as co-trustees and as to which John Calhoun Stephens has shared voting and dispositive power.

(9) Includes 101,257 shares owned by Laura Whitaker Stephens Revocable Trust, 128,450 shares owned by Laura W. Stephens WAS Grantor Trust, and 231,080 shares owned by Laura Whitaker Stephens WHCT Trust for which Laura Whitaker Stephens serves as sole trustee and as to which she has sole voting and dispositive power. Also includes 113,734 shares owned by each of Paula W. & John P. Calhoun Family Trust – JCS and Paula W. & John P. Calhoun Family Trust – LWS for which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens serve as co-trustees and as to which Laura Whitaker Stephens has shared voting and dispositive power.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Agreement to File Joint Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 29, 2024
Date

/s/ Todd Ferguson
Todd Ferguson, as attorney in fact for Stephens Investments Holdings LLC, Stephens Inc., Harriet C. Stephens Trust, Curtis F. Bradbury, Jr., Douglas H. Martin, Warren A. Stephens, Harriet C. Stephens, Harriet and Warren Stephens Family Foundation, Miles A. Stephens WAS Grantor Trust, John C. Stephens WAS Grantor Trust, Laura W. Stephens WAS Grantor Trust, Paula W. & John P. Calhoun Family Trust – JCS, Paula W. & John P. Calhoun Family Trust – LWS, Warren Miles Amerine Stephens, John Calhoun Stephens, Laura Whitaker Stephens, Warren Miles Amerine Stephens Family Trust One, John Calhoun Stephens Family Trust One, Laura Whitaker Stephens Family Trust One, and Warren A. Stephens Trust